SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of the 22nd Annual General Meeting

On February 28, 2007, LG.Philips LCD Co., Ltd. held the 22nd Annual General Meeting of shareholders for the fiscal year 2006. All of the following five agendas for approval were approved as originally proposed.

I. Approved Agendas

1.	Approval of Non-consolidated Financial Statements of Fiscal Year 2006

2.	Amendment of the Articles of Incorporation

3.	Appointment of Directors

4.	Appointment of Audit Committee Members

5.	Remuneration Limit for Director in 2007

II. Reference

- Non-consolidated Financial Statements of Fiscal Year 2006

(Unit: KRW M, Korean GAAP Non-consolidated)
Items	2006
Total Assets	12,815,847
Total Liabilities	5,926,171
Capital Stock	1,789,079
Total Shareholders’ Equity	6,889,676

Revenues	10,200,660
Operating Income	-945,208
Net Income	-769,313

Earnings per Share (in KRW)	-2,150
Dividends	none

- Consolidated Financial Statements of Fiscal Year 2006

(Unit: KRW M, Korean GAAP Consolidated)
Items	2006
Total Assets	13,487,787
Total Liabilities	6,598,111
Capital Stock	1,789,079
Total Shareholders’ Equity	6,889,676

Revenues	10,624,200
Operating Income	-879,038
Net Income	-769,313

Earnings per Share (in KRW)	-2,150
Dividends	none

- Curriculum Vitae of newly appointed or reappointed Directors and Audit Committee Members

1) Young Soo Kwon

Date of Birth: February 6, 1957

Term: 3 years

Reappointment or New Appointment : New Appointment as Director

Outside Director: No

Major Career: CFO of LG Electronics Inc.

Current Job: Director of LG Electronics Inc.

Education: Master’s Degree in Industrial Engineering, KAIST

Nationality: Korea

2) Bart van Halder

•	Date of Birth: August 17, 1947

•	Term: 3 years

•	Reappointment or New Appointment : Reappointment as Outside Director and Audit Committee Member

•	Outside Director: Yes

•	Major Career: Member of Boards of Directors of Cosun u.a. and Air Traffic Control the Netherlands

•	Current Job: - Member of Boards of Directors of Cosun u.a. and Air Traffic Control the Netherlands

          - Outside Director and Audit Committee Member of LG.Philips LCD

•	Education: Master’s Degree in Business Econometrics, University of Tilburg

•	Nationality: Netherlands

3) Ingoo Han

•	Date of Birth: October 15, 1956

•	Term: 3 years

•	Reappointment or New Appointment : Reappointment as Outside Director and Audit Committee Member

•	Outside Director: Yes

•	Major Career: Professor in Accounting Information Systems of Graduate School of Management, KAIST

•	Current Job: - Professor in Accounting Information Systems of Graduate School of Management, KAIST

          - Outside Director and Audit Committee Member of LG.Philips LCD

•	Education: Ph.D. in Accounting Information Systems, University of Illinois at Urbana-Champaign

•	Nationality: Korea

- Resigned Director

Mr. Bon Joon Koo resigned from his position as Joint Representative Director and Chief Executive Officer on February 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 28, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer